Exhibit 99.2

One and One Green Technologies. INC Announces Closing of $13 Million
Follow-on Offering

SAN RAFAEL, BULACAN, PHILIPPINES, April 13, 2026 /GlobeNewswire/ -- One and one Green Technologies. INC (Nasdaq: YDDL) (“One and One” or the “Company”) (NASDAQ: YDDL), a Philippines-based recycler holding a government-issued license in the Philippines to import and process hazardous waste as raw materials, today announced the closing of its previously announced follow-on offering to two institutional investors for the sale of 1,733,334 units (the “Units”) in a follow-on offering of its securities at a purchase price of $7.50 per Unit, each unit consisting of one Class A ordinary share, par value $ 0.0001 per share (“Class A Ordinary Share”), and one warrant (“Warrant”) to purchase one and a half Class A Ordinary Shares (together, the “Securities”). The gross proceeds from the offering were $13 million, before deducting placement agent fees and other offering expenses. In addition, the investors have the right, for a period of 45 days following the closing, to purchase an additional $3 million of Units on the same terms and conditions. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

FT Global Capital, Inc. acted as the exclusive placement agent for the offering.

The Securities were offered by means of and pursuant to a prospectus which is a part of the Company’s registration statement on Form F-1 (File No. 333-294587), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2026, which was declared effective on March 27, 2026. A final prospectus related to the offering will be filed with the SEC and may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About One and One Green Technologies. INC

One and one Green Technologies. INC (NASDAQ: YDDL) is a licensed hazardous waste importer and a licensed recycler of non-ferrous metals and industrial materials in the Philippines. One and One transforms electronic waste, scrap metal, and other raw materials into high-value products, including copper alloy ingots and aluminum scraps. With a significant permitted annual capacity and advanced processing capabilities, One and One provides economical, flexible, and environmentally responsible recycling solutions to manufacturers and industrial clients across domestic and international markets. One and One is strategically positioned to meet the growing demand for sustainable resource management.

For more information, please visit our website at www.onepgti.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com